FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
6-3-02

02040587

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission file number 333-83166

RECD S.E.C.
JUN 11 2002
1086

For the month of June 2002

Grohe Holding GmbH
Hauptstrasse 137, 58675 Hemer, Germany

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grohe Holding GmbH
(Registrant)

PROCESSED
JUN 20 2002
THOMSON
FINANCIAL

June 11, 2002

By: M. Grimm
Name: Michael Grimm
Title: Chief Financial and Administration Officer

June 11, 2002

By: ____________________
Name: Heiner Henke
Title: Principal Accounting Officer

PRESS RELEASE

June 11, 2002
Annual Results Press Conference
43-2002-BB-GK

Grohe set to become the world market leader

Excellent fiscal year in difficult times / 3 percent sales growth / EBITDA up almost 10 percent / 10 percent world market share

Düsseldorf / Hemer. Grohe, the global manufacturer of sanitary products and systems, aims to become the number one in the world market over the next few years. "With a market share of some ten percent we rank among the top three of the industry internationally. Grohe is already a global brand. Now we want to become the world market leader," says CEO Peter Körfer-Schün. This objective is underpinned by the Company's good economic performance. In 2001, a difficult fiscal year, the Group still succeeded in increasing its sales by three percent to EUR 881 million (2000: EUR 855 million). At some EUR 172 million, EBITDA are up almost ten percent on 2000 (EUR 156 million). "Given the difficult market situation and the weak economy we are very happy with this result," says Michael Grimm, Chief Financial Officer (CFO).

This performance sees the continuation of Grohe's steady growth over the past few years. The Company has more than doubled its sales in the last ten years, from some EUR 427 million in 1991 to EUR 881 million in 2001, while the foreign share of sales has risen from 68 percent to 72 percent. The global focus of business activities, international branding, state-of-the-art production plants in Germany and abroad and a professional corporate structure make the Grohe-Group a global player.

Thanks to this positioning Grohe is well prepared to tackle the tasks that lie ahead and is optimistic for the current fiscal year. In the first quarter sales are up some two percent, and Grohe expects three to five percent growth for fiscal year 2001 as a whole. There is still scope for Grohe to expand its international position; the Company is already the market leader in Europe.

The Management Board sees this as an excellent foundation for the continued success of the Company. Grohe has further increased its market shares around the world and significantly improved its position in water technology. "We owe our strength to the strategic decision to turn Grohe sanitary fittings into a brand. The promotion and enhancement of this brand form the basis for an even better result from operations in 2002," says Peter Körfer-Schün. The Company intends to make additional acquisitions to compensate for regional weaknesses, perfect its product range and expand its strategic market position.

(400 Wörter / 2.544 Zeichen)

Contact:

GROHE
Corporate Communications
Dr. Bernd Buhmann
Industriepark Edelburg
58675 Hemer
Germany

Telephone: +49 2372 / 93-2421
Fax: + 49 2372 / +49 93-2431
E-mail: b.buhmann@grohe.de
Homepage: www.grohe-ag.de

PRESS RELEASE

June 11, 2002

Annual Results Press Conference - International Markets

44-2002-BB-GK

Grohe records international growth and increases sales

in its strategic product groups

The markets: foreign business dominates

In Europe the Grohe Group recorded sales of EUR 656 million, up 1.6 percent on the prior year (74 percent of total sales). Growth in this region varied widely. The Grohe Group generated sales of EUR 245 million on the German market in the past year, a decrease of 7.4 percent. The main reason for this result is the continuing crisis in the construction industry. "We still defied the cut-throat competition and performed better than the market, which saw sales drop by ten percent," says Peter Körfer-Schün, Grohe's CEO. Growth in almost all foreign markets more than compensated for the unsatisfactory development of business in Germany. The European region without Germany recorded 7.9 percent growth. Grohe reports sales up 5.2 percent in the Netherlands, 4.4 percent in France, 9.3 percent in Spain and 17.3 percent in the United Kingdom. In these countries Grohe has - as in the prior year - outperformed the market and expanded its market shares. Sales in Europe without Germany totaled EUR 411 million; this is equivalent to 46.6 percent of consolidated sales.

In North America Grohe generated sales of EUR 116 million, up 8.3 percent (13.2 percent of total sales). Despite the strong economic downturn in the second half of 2001, Grohe grew by some eight percent in the United States. Business was even better in Canada, where a 19 percent increase in sales was reported.

In the Middle East Grohe increased sales by 4.3 percent to EUR 57 million or 6.5 percent of total sales. During the year under review, the high oil prices resulted in a noticeable revival of the construction industry in key markets such as Saudi Arabia and the United Arab Emirates. The outstanding performance of these markets made up for the setbacks experienced in other countries - in particular in Turkey.

The Far East accounted for sales of EUR 52 million, up almost eight percent (six percent of total sales). Although the recovery of the Asian economies was interrupted by the economic downturn in the United States, Grohe achieved a considerable increase in sales in this region. Expansion in the Far East was principally fueled by a new plant built to extend operations. "This step complements our activities as part of the planned market penetration. Locally made products will help us to continue achieving double-digit growth rates in this big market in future," says Peter Körfer-Schün. Grohe continued its successful business in Japan, with a seven percent increase in sales.

Strategic product groups: highest growth rates for GROHE*ART* and Showers

The strategic product groups created in fiscal year 2001 achieved excellent results on the whole: GROHE*ART*, the designer brand, was the top performer in fiscal year 2001 with sales up more than 18 percent. This product line now accounts for more than seven percent of the Grohe Group's total sales.

GROHE*TEC*, the functional bathroom faucet line – which still includes kitchen faucets in 2001 –, is the core business of the Grohe Group at almost 54 percent of sales. Kitchen faucets account for eleven percent of this figure. Overall, GROHE*TEC*'s sales rose by 2.8 percent in 2001.

Sales at GROHE*DAL*, the brand for installation and flushing systems, dropped by a slight 0.8 percent in the reporting year. "This was still a success given the very difficult conditions in Germany, our main market," says the CEO. GROHE*DAL* benefited greatly from the strong expansion abroad. Sales generated outside Germany rose by

22.8 percent. Overall this product group contributed some ten percent of consolidated sales.

At almost ten percent, the above average increase in sales recorded by Showers and Shower Systems contributed to the overall growth of the Grohe Group, accounting for nearly 15 percent of consolidated sales.

(630 Wörter / 3.974 Zeichen)

Contact:

GROHE
Corporate Communications
Dr. Bernd Buhmann
Industriepark Edelburg
58675 Hemer
Germany

Telephone: + 49 2372 / 93-2421
Fax: +49 2372 / 93-2431
E-mail: b.buhmann@grohe.de
Homepage: www.grohe-ag.de